A44
6-10-2003



03054339

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 08 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-47023~~ 8-43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First Trust Portfolios L.P. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1001 Warrenville Road, Suite 300
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine (630) 241-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiary:

We have audited the following consolidated financial statements of First Trust Portfolios L.P. and Subsidiary (formerly Nike Securities L.P. and Subsidiary), (the "Partnership"), for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Trust Portfolios L.P. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following unconsolidated supplemental schedules of First Trust Portfolios L.P. as of December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Page

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2003

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARY
(formerly Nike Securities L.P. and Subsidiary)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$ 2,824,638
CASH SEGREGATED FOR REGULATORY PURPOSES	600,000
DEPOSITS WITH CLEARING ORGANIZATIONS	2,162,003
RECEIVABLES:	
Brokers, dealers and clearing organizations	5,130,559
Customers	3,821,153
Affiliates	3,009,666
Interest	143,959
Other	1,811,321
Total receivables	13,916,658
SECURITIES OWNED, PLEDGED AS COLLATERAL	12,249,845
OFFICE FURNISHINGS AND EQUIPMENT—At cost, less accumulated depreciation of $2,731,920	1,723,010
LEASEDHOLD IMPROVEMENTS—At cost, less accumulated amortization of $897,041	584,228
GOODWILL	1,460,137
INTANGIBLE ASSET—License Agreement	500,000
OTHER ASSETS	504,058
TOTAL ASSETS	$36,524,577
LIABILITIES AND PARTNERS' CAPITAL	
SHORT-TERM BANK BORROWINGS	$11,031,217
SECURITIES SOLD, NOT YET PURCHASED	1,928,887
PAYABLES:	
Brokers, dealers and clearing organizations	2,772,308
Affiliates	1,404,623
Total payables	4,176,931
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	2,870,937
MINORITY INTEREST IN SUBSIDIARY	936,243
PARTNERS' CAPITAL	15,580,362
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$36,524,577

See notes to consolidated financial statements.

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARY
(formerly Nike Securities L.P. and Subsidiary)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. DESCRIPTION OF BUSINESS

Organization—First Trust Portfolios L.P. and Subsidiary (formerly Nike Securities L.P. and Subsidiary) (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading and distribution of unit investment trusts and other securities. The Partnership acts as the sponsor for various series, including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation controlled by the Robert D. Van Kampen family. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company and a registered securities broker-dealer specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities market place in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of BondWave. All significant intercompany balances have been eliminated.

Cash and Cash Equivalents—Cash and cash equivalents primarily consist of demand deposits.

Cash Segregated for Regulatory Purposes—Cash of $600,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased, other than unit investment trusts, are carried at publicly quoted values, amounts that approximate quoted values or amounts that approximate quoted values for securities of comparable quality, maturity and interest rate. Unit investment trusts are carried at redemption value. Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis. Receivables and payables relating to trades pending settlement are reflected as a net balance in the consolidated statement of financial condition.

Customers' Securities Transactions—Customer securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Office Furnishings and Equipment and Leasehold Improvements—Depreciation is computed using an accelerated method over the estimated useful lives of such assets. Office furnishings and equipment are carried at cost, net of accumulated depreciation, and are being depreciated over a five-year period. Software primarily includes internally developed software which is amortized on a straight-line basis over three years. Leasehold improvements are carried at cost and amortized over the term of the applicable lease agreement.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired.

Intangible Asset—Intangible asset comprises a licensing agreement that provides BondWave with the right to obtain pricing data for various financial instruments. The licensing agreement is being amortized over the five-year term of the agreement on a straight-line basis.

Income Taxes—The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is includable in the federal income tax returns of the partners.

The Illinois Replacement Tax is to be paid by the highest tiered partnership in a tiered partnership structure. This partnership is not subject to Illinois Replacement Tax as all the income/(loss) generated in the state flows through to its partners who are partnerships in their own right.

Management's Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the disclosure provisions of FIN 45 did not have an impact on the Partnership's financial statements for the year ended December 31, 2002. The Partnership does not expect that the adoption of the remaining provisions of FIN 45 will have a material impact on its financial position or results of operations.

4. GOODWILL

In June 2001, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 changes the accounting for goodwill and indefinite-lived intangible assets from an amortization method to an impairment-only approach. The Partnership adopted the provisions of SFAS No. 142 on January 1, 2002 and ceased amortizing goodwill. There was no transition adjustment recorded upon adoption. In addition, during the year ended December 31, 2002 no impairment adjustment was deemed necessary. Goodwill is tested at least annually for impairment.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased by the Partnership at December 31, 2002 consisted of:

	Securities Owned	Securities Sold, Not Yet purchased
Unit investment trusts	$ 8,834,867	$ 1,928,887
State and municipal obligations	3,414,028	
Corporate bonds	950	
Total	$ 12,249,845	$ 1,928,887

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition.

Securities owned, pledged to creditors represents proprietary positions that have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others, subject to certain limitations.

6. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. Customer securities pledged at December 31, 2002 totaled $973,302. The short-term bank borrowings also bear interest at variable rates based on the Federal Funds rate plus 62.5 basis points (1.79% at December 31, 2002). These borrowings are payable upon demand.

7. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $29.4 million at December 31, 2002.

8. FINANCIAL INSTRUMENTS

All of the financial instruments of the Partnership are carried at amounts that approximate fair value.

. **COMMITMENTS**

Annual lease commitments, primarily for office facilities and equipment, are subject to adjustments for cost including operating expenses and taxes, under noncancelable operating leases are as follows:

Year Ending December 31	Amount
2003	1,229,324
2004	1,239,273
2005	1,187,305
2006	1,159,124
2007	886,768
Total	$5,701,794

Rental expense for the year ended December 31, 2002 was $1,093,959.

The Partnership, as of February 14, 2003, intends to provide capital, when necessary, to BondWave, for at least the next twelve months to meet the obligations that BondWave incurs and to meet any applicable regulatory requirements.

10. RELATED-PARTY TRANSACTIONS

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership has an informal sublease arrangement with this affiliate for its office space. During the year ended December 31, 2002, the affiliate paid the Partnership $220,052 under this arrangement.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

The Partnership receives a deferred sales charge from the sale of units of certain unit investment trusts. These deferred amounts are recognized as revenue and are offset in part by losses in the amount of the dealer concessions that are recognized at the time of sale to the dealer when the units are issued. The deferred amounts are received by the Partnership generally over a 12-month period. During the year ended December 31, 2002, the Partnership sold certain of these receivables totaling approximately $75.4 million to affiliates of Grace and members of management at an aggregate discount of approximately $2.7 million to the face amount of those receivables. The losses resulting from these sales were netted with revenues from principal transactions in the statement of operations.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with its affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission. Fees earned under this arrangement were $588,118.

Amounts receivable and payable from affiliates primarily represent costs incurred, or paid on behalf of affiliated entities for certain administrative, human resource and information technology services.

Receivables from affiliates related through common ownership are with First Trust Global Enterprises, First Defined Portfolio Management and Grace.

Payables to affiliates related through common ownership are with First Trust Advisors and The Charger Corporation.

11. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants may contribute up to 20% of their annual salary to the plan to a maximum of $11,000 in the year ended 2002. Partnership contributions are at the discretion of management. The Partnership's expense under the Plan totaled approximately $277,344 for the year ended December 31, 2002, of which $250,444 and $26,900 were for contributions to the plan and administrative costs of administering the plan, respectively.

12. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6⅔% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2002, the Partnership had net capital of $6,111,475, which was $5,609,285 in excess of its required net capital of $502,190. The Partnership's ratio of aggregate indebtedness to net capital was 1.2 to 1.0.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

* * * * * *